Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

21 November 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34648

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange, for your reference pursuant to Section 12g3-2(b) file number 82-34648.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

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SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

19 November 2002

The Australian Stock Exchange Limited
Company Announcement Office

ANNOUNCEMENT TO THE MARKET

RESULTS OF AGM

Pursuant to Listing Rule 3.13.2, the Company advises the details of the outcome of each resolution put to shareholders at the 2002 Annual General Meeting of the Company held today.

RESOLUTION 1 – ADOPTION OF FINANCIAL STATEMENTS AND REPORTS

The resolution was passed on a show of hands.

RESOLUTION 2 – RE-ELECTION OF MR. GRAHAME DENOVAN AS A DIRECTOR

The resolution was passed on a show of hands.

Attached is a schedule of proxy information as required by Section 251AA of the Corporations Law.

Ken Situ
Company Secretary

PROXY VOTES RECEIVED FOR RESULOTIONS PUT TO 2002 ANNUAL GENERAL MEETING:

ORDINARY BUSINESS	INSTRUCTIONS	NO. OF SHARES
1. Adoption of Financial Statements	For	448,202
	Against	2,822
	Discretionary	34,246
	Abstain	5,144
2. Re-election of Mr. Grahame Denovan	For	448,849
	Discretionary	34,044
	Abstain	7,521

SAM'S SEAFOOD HOLDINGS LIMITED

Chairman's Address

19th ~~October~~ November 2002

Welcome

Ladies and Gentlemen, it is with much pleasure that I welcome you to Sam's Seafood 1st Annual General Meeting. Where we are today, is of course the area which will be used as a seafood processing floor—as part of our new warehouse. The freezer of this new warehouse will hold 4,500 pallets of refrigerated products and it will become operational in 2 weeks. For any one interested we will be happy to escort you around the complex after the conclusion of this meeting. Whilst such surroundings are not normally used for AGM's, we thought it appropriate to come here today, so we could show you, our shareholders, the 'coal face of our Industry'. This opportunity, albeit a little premature, will open many eyes as to the procedures behind the scenes of seafood processing and distribution.

After I have delivered the Chairman's Address and the formal activities are completed, our CEO Mr Nick Noutsatos will invite questions and points from the floor. This will be run as a open forum with hopefully maximum participation from all.

Background

It was Nick Noutsatos, the leader of Sam's family run business, who had the vision to establish an unofficial Board back in July last year. It became obvious, that with Nick's plans and vision, that the future business could not be funded from within the family structure. The future would be a seafood based business with vertical integration – and as we all now know , it was not the intention to limit the business to the Brisbane area. The Board and it's advisers quickly tackled the task of floating the business.

We were well advanced with the float when 11th Sept occurred. This set the business back a few steps. We had to re-think the issue of floating before Christmas. Not only was business flat, or running at a negative rate, but I.P.O.'s were virtually non existent, lending institutions were reluctant for involvement etc.

It is now all history. We forged ahead- and have not looked back. The float was far from fully subscribed, but past our minimum. The $1 shares were floated on 21st December 2001 and immediately went to $1.09 Today it is $5.18 per share.

The Business

Sam's business at the time of floating consisted of the Hamilton operations and a distribution centre at Redcliffe. Hamilton was a centralised nucleus of vertically integrated seafood operations including a processing factory, distribution centre for local and export and a very popular retail fresh seafood shop.

As announced in our prospectus last year we folded in the business known as 'Sam's on Suttons' at the end of January this year. This is a seafood restaurant, fish & chippery and a convention centre at Suttons Beach on the Redcliffe Peninsula.

Export

The many opportunities with seafood export became obvious. Whilst exports amount to only 8% of our current turnover, they will be 50 % within 2 years. We are currently restructuring our export divisions into 4 main geographical areas- USA, SE Asia, South Pacific and the UK / Europe. It is planned that an office will shortly be opened in the UK and this will have responsibility for the total European market. Compliance with our Business Plan will ensure that our exports will be very diverse- with all overseas markets sharing the seafood products with as greater spread as possible.

Whilst we have made inroads into the bulk unprocessed export field already, it is envisaged that we will concentrate in the future more on fresh and frozen sales into the overseas supermarket and restaurant trade. Wherever possible our focus in the future will be towards 'value adding' and preparing products ready for quick distribution to supermarkets etc. This policy of 'value adding' will be implemented not only for our export trade but also for our valuable domestic business.

In May 2002 we listed our shares in the form of American Depository Receipts or ADR's at the 'over the counter market' in USA. This was carried out to encourage greater integration of our overseas supermarket customers with our share register.

Sunshine Coast

In June this year we purchased a smallish seafood business in Noosa. A renovation programme is nearing completion. When finished this business will be the main Sam's distribution base for the Sunshine Coast and hinterland. A new expanded retail shop will also open in 2 weeks with much needed parking space.

Gladstone

Last month we took over the business in Gladstone known as 'Gladstone Seafresh'. This will also undergo a re- building programme early next year and apart from handling larger quantities of local produce, will distribute throughout the Capricorn area. Part of the rebuilding programme will be the inclusion of a retail shop.

Oceanfresh Seafood

Last week we announced an acquisition of the seafood arm of Carter & Spencer Group, known as "Oceanfresh Seafoods". It enjoys a turnover of approximately $15m per annum. Subject to due diligence, this business will be taken over from 31st January next. It will give further impetus to our restaurant and supermarket trade.

Management

Employing the right people must be a priority, and to that aim we plan to operate our own "Seafood Training School" from early next year.

Over the past 12 months the management has been strengthened in most areas with 8 new management appointments. Today we have development teams driving the various facets of the business.

The management team is supported with a 'hands on' Board of Directors, who, with their differing in depth backgrounds, are able to assist and direct the various business units. This has given us a much deeper diversity in overall skills and enabled a true spread of responsibility.

The Future

Organic growth will continue and be heavily encouraged. However much of our real domestic growth will come from well planned acquisitions. There will be more small coastal acquisitions which apart from giving us expanded distribution and retail facilities, reward us with more access to valuable local seafood supplies. This type of business is easily "bolted on" to our current business, with handling and economic efficiencies. The more significant acquisitions will be larger, well established seafood businesses with good earnings histories—that come with retained good management in place.

Whilst Qld is the home of Sam's, I will be surprised, if by the end of this financial year, we have not made some announcements of interstate acquisitions and established ourselves in various States.

In addition to these domestic moves, I have earlier given you a brief insight into the future expansion of our overseas activities.

Our new warehouse will open up huge areas of opportunity for Sam's. Many of our core activities have been hamstrung by overcrowded facilities. This will now change and after a short settling period, most assuredly assist with a further betterment to our profitability and service. The warehouse will afford many economies and enable us to centrally warehouse many products for distribution to our branches, to the national supermarkets and to our overseas markets. The model that we have created with this warehouse will , almost certainly, be repeated in other States, once we have established the interstate operations.

Since floating our business has been greatly strengthened and with continued good corporate governance and retained leadership focus, we know that we can lead this Company to dominate in the domestic market and be a significant player internationally. We are well on track to achieve these goals.

Shareholders & Staff

Shareholder value will always be our major focus. I am sure that everyone is pleased with our results to date. We, as a Board, thank you all for your confidence and support. Most of you will be aware that Sam's offers shareholders with holdings in excess of 2,500 shares, a discount of 10% on purchases from all of our retail outlets including Hamilton and Noosa and of course our restaurant at Suttons Beach. I hope that you all take advantage of this when purchasing seafood for the forthcoming festive season.

I mentioned earlier the need for the "right people". I am pleased to report that the diligence and loyalty displayed by our Sam's employees has been inspirational. The Seafood Industry is well known for the demand that it makes on it's people- with long hours and often difficult working conditions. I am proud to say that our people have handled the task admirably.

Thank you

Grahame Denovan

Chairperson

SAM'S SEAFOOD HOLDINGS LIMITED

15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

22 November 2002

The Australian Stock Exchange Limited
Company Announcement Office

ANNOUNCEMENT TO THE MARKET

ESTABLISHMENT OF OVERSEAS OFFICE

The Board of Directors of Sam's Seafood Holdings Limited ("the Company") is pleased to announce that a wholly owned subsidiary of the Company, which will be based in London, UK, is currently being incorporated.

This UK based subsidiary will be used to market Australian value-added seafood products and target corporate clients such as airline trade, supermarkets and restaurants customers.

The sales target set for this operation would add about 6 millions pounds sterling to the group within 2003 – 2004 financial year.

EXECUTIVE APPOINTMENT

The Company has also appointed Mr. Kurt Anderson to be the Chief Executive Officer leading UK's operations.

Mr. Anderson possesses many year of experience in the seafood trade and has been marketing Australian seafood in UK for the past three years. He has developed valuable relationships with many corporate clients, supermarkets and restaurant chains based in UK and Europe, which would enhance the opportunity for Sam's Seafood products to be introduced into the local markets and deliver the revenue to meet with its sales target.

Ken Situ
Company Secretary

SAM'S SEAFOOD

PRESS RELEASE

21 November 2002

Sam's Seafood says European unit to add $18m in revenue

Sam's Seafood Holdings Limited on Friday said its new European office headquartered in London would add about 6 million pounds sterling to its revenue base in fiscal 2004. It will implement an aggressive Australian seafood sales program into UK supermarkets, restaurants and the airline trade.

Chairman Grahame Denovan said opening of its London marketing office and Heathrow Airport distribution centre marked the start of the company's planned roll-out of four international sales districts.

"Within 12 months we plan to have sales and marketing offices, tied off to distribution centres in New Zealand, China and the United States, with the product all sourced from our Queensland and other Australian coastal bases," he said.

"The London office means that we can extend our reach throughout Europe where there is very great demand for clean and green Australian seafood.

"We are very excited about the prospects of tapping into the international market; which is set to grow export income to around 50 percent of our total income within two years. This will result in a huge increase when one considers the continuing increase in Sam's domestic sales"

Mr Denovan said the export-bound seafood would be sourced through the company's growing network on the east coast, while Sam's new $4.5 million state-of-the-art cold store would handle the back-room logistics of the export business.

"We have been able to easily bolt-on the acquisitions in Noosa and Gladstone, allowing us to quickly expand our domestic sales, and importantly, to access additional seafood from those ports," he said.

"Our new $4.5 million cold store can turn over up to $75 million worth of seafood a month, so logistically we have all the ducks in a row to grow exports into the United Kingdom and Europe very quickly in the next two years.

"Food safety is an important issue which we have also carefully considered, with international standard quality assurance for all of our seafood products, as well as installing stringent security at the cold store, such as 'smart' fingerprint technology."

Mr Denovan said an Australian seafood marketing executive Kurt Anderson currently based in London, would be named chief executive officer of Sam's Seafood United Kingdom operation.

"Kurt has been marketing Australian seafood in the UK for the past three years and he has many doors already open, to target supermarkets, large restaurants and the airline trade," he said.

"Value-added products – such as ready to cook garlic prawns – is a dynamic market and is expected to make up 20 percent of all seafood sales through supermarkets.

"So in the coming months, our strategy will be to concentrate on marketing our Sam's Seafood brand into the UK supermarkets."

Mr Denovan said due diligence on the proposed Ocean Fresh acquisition which has an annual turnover of $15 million, would be completed by the end of January 2003, and operational very quickly.

"The Ocean Fresh plant will be updated to our standards and the whole business integrated into the Sam's Seafood model within weeks," he said.

"We remain very comfortable with our forecast of achieving a 30 percent lift in our net profit after tax of $2.3 million on revenue of $55 million this year.

"With the opening of our European office, we are now able to see that our growth will continue into 2004, with an expected 25 percent over and above organic growth."

Mr Denovan said the Queensland Government had played an important role in assisting the company set up its first international office.

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Background – Sam's Seafood Holdings Ltd

Sam's Seafood Holdings Ltd is a vertically integrated seafood business based in Brisbane, with operations from commercial fishing, processing, retail, wholesaling and export of Australian seafood.

The Sam's Seafood group includes processing, retail and wholesale outlets in Brisbane, Noosa and Gladstone, along with a restaurant at Redcliffe and distribution unit servicing south east Queensland with seafood and smallgoods.

Sam's state-of-the art cold store and processing facility being built at Eagle Farm in Brisbane will turn around 300 pallets a day, while the new stainless steel 550 sq metre processing unit will handle up to 10,000 kgs of fish products a week.

For further information –
Grahame Denovan
(0418) 212 474
(07) 5475 1105

Diana Taylor
Starlink Media Pty Ltd
(0408) 639 130